Services Agreement

June 1, 2008

Farm Bureau Life Insurance Company

5400 University Avenue

West Des Moines, Iowa 50266

Ladies and Gentlemen:

This letter will confirm our understanding and agreement with respect to payments to be made to you, as distributor and underwriter of certain variable annuity and variable life insurance contracts (“Contracts”) issued by your Company (“Insurer”), pursuant to a Distribution and Shareholder Services Plan (the “Plan”) adopted by EquiTrust Variable Insurance Series Fund (the “Fund”), on behalf of the Service Class Shares of the portfolios of the Fund (“Portfolios”), pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Portfolios are offered pursuant to a participation agreement, dated January 15, 2007, under which the Fund has agreed to make shares of the Portfolios available for purchase by one or more of the Insurer’s separate accounts or divisions thereof, in connection with the allocation by Contract owners of purchase payments to corresponding investment options offered under the Contracts.

1. We shall pay you a fee as described on Schedule A for the following services to Portfolio shareholders and/or beneficial owners who own Contracts: distribution of sales literature, answering routine inquiries about the Portfolios or the Fund, assisting shareholders in the establishment and maintenance of Contract owner purchase and redemption transactions as they relate to the Portfolios, investing Portfolio dividend and capital gain distributions on behalf of Contract owners, and providing other information and services as reasonably requested in the establishment and maintenance of Contract owners’ investments in Portfolio shares.

You agree that all activities conducted under this Agreement will be conducted in accordance with the Plan, as well as all applicable state and federal laws, including the 1940 Act, the Securities Exchange Act of 1934, the Securities Act of 1933 and any applicable rules of the Financial Industry Regulatory Authority.

2. You shall furnish us with such information as shall reasonably be requested by the Board of Trustees, on behalf of the Fund, with respect to the fees paid to you pursuant to this Agreement.

3. We shall furnish to the Board of Trustees, for its review, on a quarterly basis, a written report of the amounts expended under the Plan by us and the purposes for which such expenditures were made.

4. This Agreement may be terminated with respect to a Portfolio listed on Schedule A hereto by the vote of (a) a majority of Service Class shareholders of such Portfolio, or (b) a majority of the trustees of the Fund who are not “interested persons” of the Fund, as defined in the 1940 Act, and who have no direct or indirect interest in the operation of the Plan or this Agreement (the “Disinterested Trustees”) on 60 days’ written notice, without payment of any penalty. In addition, this Agreement will be terminated by any act which terminates the Plan or the Underwriting Agreement between the Fund and us and shall terminate immediately in the event of its assignment. This Agreement may be amended by us upon sixty (60) days’ written notice to you. You shall be deemed to have consented to such amendment upon the transmittal of any purchase orders on behalf of a separate account following the expiration of such notice period.

5. This Agreement shall become effective on the date accepted by you and shall continue in full force and effect so long as the continuance of the Plan and this Agreement are approved at least annually by a vote of the Board of Trustees of the Fund and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting thereon. All communications to a party should be mailed to the address, or sent via facsimile to the facsimile number, specified below. Any notice or other communication shall be deemed to be duly given if mailed to the address or faxed to the facsimile number specified below.

Sincerely,

EquiTrust Marketing Services, LLC

By:	/s/ David T. Sebastian
David T. Sebastian President

Address:
5400 University Avenue West Des Moines, Iowa 50266

Schedule A

to the Agreement

A. Portfolio/Class of Shares Subject to this Agreement:

Money Market Portfolio – Service Class Shares

High Grade Bond Portfolio – Service Class Shares

Strategic Yield Portfolio – Service Class Shares

Managed Portfolio – Service Class Shares

Value Growth Portfolio – Service Class Shares

Blue Chip Portfolio – Service Class Shares

B. For all services rendered pursuant to the Agreement, we shall pay you a fee calculated as follows:

Fee of 0.25% of the average daily net assets of Service Class Shares of a Portfolio (computed on an annual basis and payable monthly) held in the Insurer’s separate accounts.

The Fund shall make the determination of the net asset value, which determination shall be made in the manner specified in the Fund’s current prospectus, and pay to you, on the basis of such determination, the fee specified above, to the extent permitted under the Plan.